UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 17 March 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

429 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

ASX RELEASE

17 March 2016

NOVOGEN RECEIVES R&D TAX INCENTIVE CASH REFUND

Sydney, 17 March 2016 – US-Australian drug discovery company, Novogen Limited (ASX:NRT; NASDAQ:NVGN) today announced that it has received a cash refund of $2.8M from the Australian Taxation Office under the R&D Tax Incentive Program for the financial year ending 30 June 2015. This will support the Company’s preparations to progress Cantrixil (TRXE-002-1), its lead superbenzopyran (SBP) drug candidate, to Phase 1 clinical trial in 2016.

According to Novogen CEO, Dr James Garner, it was expected that the Company would continue to comply with the internationally competitive Australian Government tax incentive scheme and receive commensurate cash benefits in future years, enabling Novogen to continue to reinvest in early stage drug initiatives and product development opportunities.

“These funds reinforce the Company’s strong financial position as we move towards commencing a Phase 1 clinical trial for Cantrixil in the second half of 2016,” Dr Garner said.

“We have completed the necessary GLP toxicology program on Cantrixil to enable a first-in-human study. The final results of that program have been accepted for presentation at the Annual Meeting of the American Association for Cancer Research (AACR) in April 2016. The accepted abstract will be available to view on the Novogen and AACR websites on 15 April 2016. We have also completed large-scale GMP manufacture of the API and the production of sterile drug product for clinical studies is well advanced. The Company continues to expect that these data provide a sound basis to move forward into the clinic. We are currently working with experienced clinicians and expert consultants to finalise the study design,” he added.

[ENDS]

About the Cantrixil (TRXE-002-1) drug candidate

Cantrixil is a cyclodextrin-based formulation of the active ingredient, TRXE-002-1, which has shown in vitro and in vivo anti-cancer activity in a range of tumor types. The Company anticipates that, if approved, the drug product would be used as an intra-peritoneal chemotherapy, either alone or in combination with other agents, and in one or more cancers of the abdominal cavity (eg ovarian, uterine, colorectal and gastric carcinomas). A first-in-human clinical study is planned to commence in the second half of 2016.

About Novogen Limited

Novogen is an oncology-focused, Australian-US drug development company, traded on both the Australian Securities Exchange (NRT) and on NASDAQ (NVGN). Novogen has two proprietary drug discovery platforms, the superbenzopyrans (SBPs) and the anti-tropomyosins (ATMs), which have provided first-in-class agents with potential application across a range of oncology indications. The Company has three lead molecules Cantrixil, Anisina, and Trilexium, which are in advanced preclinical development for various cancer types, with the most advanced molecule, Cantrixil, slated to enter clinical trials in the second half of 2016. For more information, please visit www.novogen.com.

Media Enquiries

Kym Robins

Marketing and Communications Director, Novogen Group

E: kym.robins@novogen.com / +61 (0) 2 9472 4109

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to Cantrixil, Anisina, Trilexium, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Cantrixil, Anisina, Trilexium, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Cantrixil, Anisina, Trilexium, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to Cantrixil, Anisina, Trilexium, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.